BLUE HILL TECH, INC.

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Blue Hill Tech, Inc.
Seattle, Washington

Opinion

We have audited the financial statements of Blue Hill Tech, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2024, and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2024 and 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

November 13, 2025
Los Angeles, California

As of December 31, (USD $ in Dollars)		2024		2023
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	2,862,315	$	3,180,062
Accounts receivable		24,489		-
Prepaids and Other Current Assets		24,900		23,073
Total Current Assets		**2,911,704**		**3,203,135**
Property and Equipment, net		1,754,453		1,868,786
Intangible Assets, net		10,197		10,077
Operating Right-of-use asset (ROU)		304,734		88,818
Security Deposit		128,312		184,027
Total Noncurrent Assets		**2,197,696**		**2,151,708**
Total Assets	$	**5,109,400**	$	**5,354,843**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	2,966	$	49,325
Credit Cards		36,689		89,471
Operating Lease Liability, current portion		26,551		23,146
Sales Tax Payable		35,403		-
Other Current Liabilities		17,556		2,683
Total Current Liabilities		**119,165**		**164,625**
Simple Agreement for Future Equity (SAFE)		245,625		-
Operating Lease Liability, net of current portion		281,824		65,672
Total Noncurrent Liabilities		**527,449**		**65,672**
Total Liabilities		**646,614**		**230,297**
STOCKHOLDERS EQUITY				
Series Pre-A1 Preferred Stock, $0.0001 par, 101,125 shares authorized, 101,125 shares issued and outstanding as of December 31, 2024 and 2023		10		10
Series Pre-A2 Preferred Stock, $0.0001 par, 342,273 shares authorized, 342,273 shares issued and outstanding as of December 31, 2024 and 2023		34		34
Series Pre-A3 Preferred Stock, $0.0001 par, 2,011,456 shares authorized, 2,011,456 shares issued and outstanding as of December 31, 2024 and 2023		201		201
Series Seed Preferred Stock, $0.0001 par, 1,091,225 shares authorized, 1,091,225 shares issued and outstanding as of December 31, 2024 and 2023		109		109
Series Seed Preferred Stock, $0.0001 par, 685,654 shares authorized, 403,984 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively		40		-
Common Stock, $0.0001 par, 12,000,000 shares authorized, 5,370,934 and 5,273,437 shares issued and outstanding as of December 31, 2024 and 2023		536		527
Additional Paid in Capital		13,162,011		11,028,708
Accumulated Deficit		(8,700,155)		(5,905,043)
Total Stockholders' Equity		**4,462,786**		**5,124,546**
Total Liabilities and Stockholders' Equity	$	**5,109,400**	$	**5,354,843**

See accompanying notes to financial statements.

For Fiscal Years Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	1,989,640	$	1,744,772
Cost of Goods Sold		1,222,497		1,262,708
Gross profit		767,143		482,064
Operating expenses				
General and Administrative		3,556,971		3,246,654
Research and Development		58,198		37,506
Sales and Marketing		89,540		92,279
Total operating expenses		3,704,709		3,376,439
Operating Loss		(2,937,566)		(2,894,375)
Revaluation loss on SAFE remeasurement		4,375		-
Other Income/(Loss)		138,079		10,822
Income/(Loss) before provision for income taxes		(2,795,112)		(2,883,553)
Benefit/(Provision) for income taxes		-		-
Net Loss	$	**(2,795,112)**	$	**(2,883,553)**

See accompanying notes to financial statements.

BLUE HILL TECH, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Years Ended December 31, 2024 and 2023

(USD $ in Dollars)	Series Pre-A1 Preferred Stock Shares	Amount	Series Pre-A2 Preferred Stock Shares	Amount	Series Pre-A3 Preferred Stock Shares	Amount	Series Seed Preferred Stock Shares	Amount	Series CF Preferred Stock Shares	Amount	Common Stock Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2023	101,125 $	10	342,273 $	34	2,194,316 $	219	- $	-	- $	-	5,273,437 $	527	$ 10,041,483	$ (3,021,490)	$ 7,020,783
Issuance of Stock	-	-	-	-	(182,860)	(18)	1,091,225	109	-	-	-	-	979,625	-	979,716
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	-	-	7,600	-	7,600
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,883,553)	(2,883,553)
Balance at December 31, 2023	101,125	10	342,273	34	2,011,456	201	1,091,225	109	-	-	5,273,437	527	11,028,708	(5,905,043)	5,124,546
Issuance of Stock	-	-	-	-	-	-	-	-	403,984	40	97,497	9	2,130,850	-	2,130,899
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	-	-	2,453	-	2,453
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,795,112)	(2,795,112)
Balance at December 31, 2024	101,125 $	10	342,273 $	34	2,011,456 $	201	1,091,225 $	109	403,984 $	40	5,370,934 $	536	$ 13,162,011	$ (8,700,155)	$ 4,462,786

See accompanying notes to financial statements.

For Fiscal Years Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(2,795,112)	$	(2,883,553)
Adjustments to reconcile net income to net cash used by operating activities:				
Depreciation and amortization		373,526		122,479
Lease expense		17,929		-
Revaluation loss on SAFE remeasurement		(4,375)		-
Amortization of right of use assets		30,076		-
Share-based Compensation		2,453		7,600
Lease payments		(44,364)		-
Changes in operating assets and liabilities:				
Accounts Receivable		(24,489)		-
Prepaids and Other Current Assets		(1,827)		(7,688)
Security Deposit		55,715		(85,974)
Accounts Payable		(46,359)		29,120
Credit Cards		(52,782)		63,514
Sales Tax Payable		35,403		-
Other Current Liabilities		14,873		(74,616)
Net cash used in operating activities		**(2,439,333)**		**(2,829,118)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(259,193)		(460,656)
Purchases of Intangible Assets		(120)		-
Net cash used in investing activities		**(259,313)**		**(460,656)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		2,130,899		979,716
Borrowing on SAFEs		250,000		-
Net cash provided by financing activities		**2,380,899**		**979,716**
Change in Cash		(317,747)		(2,310,058)
Cash—beginning of year		3,180,062		5,490,120
Cash—end of year	$	**2,862,315**	$	**3,180,062**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Additions of right of use assets	$	245,992	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Blue Hill Tech, Inc. (which may be referred to as the "Company", "we", "us", or "our") was incorporated on June 15, 2020, in the state of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, Washington.

The Company operates under the brand Artly Coffee, which leverages advanced artificial intelligence technology to deliver authentic specialty coffee experiences. Artly's proprietary robotic baristas are trained through imitation learning to replicate the techniques of skilled human baristas, enabling consistent, high-quality beverage preparation at scale. The Company sources, roasts, and brews its own coffee beans and reinvests profits from its store operations into research and development to further enhance product quality and technological capabilities. The majority of Artly Coffee's locations are company-operated, offering specialty coffee and complementary food items directly to customers.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks and all highly liquid investments with original maturities of three months or less at the time of purchase. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and 2023, the Company's cash and cash equivalents exceeded FDIC insured limits by $2,612,315 and $2,930,058, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and accounts receivable. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Office equipment	5-7 years
Coffee machine	5-7 years
Machinery & Equipment	5-7 years
Kitchen/Cafe Equipments	5-7 years
Robot Module	5-7 years

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024 and 2023.

Simple Agreements for Future Equity ("SAFEs")

The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with Accounting Standard Codification ("ASC") 480, *Distinguishing Liabilities from Equity*, and ASC 815, *Derivatives and Hedging*. SAFEs do not have a stated maturity date or interest provision and provide investors with the right to receive either (i) a variable number of shares of preferred stock upon a qualified equity financing, or (ii) cash or securities upon the occurrence of a liquidity or dissolution event.

Because SAFEs contain provisions that may require repayment in cash upon events outside the Company's control and provide for settlement in a variable number of shares tied to a fixed dollar amount, the Company classifies SAFEs as liabilities rather than equity.

SAFEs are recorded as freestanding financial instruments and are initially measured at fair value on the issuance date. Subsequent changes in fair value are recognized in the statements of operations within "Change in fair value of SAFE liability" until settlement. The fair value of SAFEs is estimated using valuation techniques such as a probability-weighted expected return model, option-pricing model, or other appropriate methods, which incorporate management's estimates of enterprise value, contractual valuation caps, probability and timing of equity financing or liquidity events, and applicable discount rates.

SAFEs are classified as noncurrent liabilities unless settlement is expected within twelve months of the balance sheet date.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under ASC 606, *Revenue from Contracts with Customers*:

(1) identification of contract with customers,
(2) determination of performance obligations,
(3) measurement of the transaction price,
(4) allocation of transaction price to the performance obligations, and
(5) recognition of revenue when or as the company satisfies each performance obligation.

The Company generates revenue primarily from the sale of coffee, beverages, and food items through its retail stores and pop-up operations at corporate events. Revenue is recognized when control of the goods transfers to the customer, which generally occurs at the point of sale.

The Company's customer contracts are typically short-term and arise at the time of purchase, when the customer agrees to pay the stated price in exchange for the product. The Company's performance obligation is the preparation and delivery of the purchased items, which are distinct and provide benefit to the customer on their own.

The transaction price is the amount of consideration the Company expects to receive, generally corresponding to the listed sales price of the products purchased, excluding sales taxes collected on behalf of governmental authorities. Because each sale typically involves a single performance obligation, the entire transaction price is allocated to that obligation.

Revenue is recognized at the point in time when the performance obligation is satisfied, which occurs when the customer takes possession of the ordered product at the store or pop-up location. Payment is generally received immediately at the time of sale in cash, by credit card, or through digital payment methods.

The Company also conducts pop-up events and corporate catering activities, which are accounted for using the same revenue recognition principles. Revenue from these arrangements is recognized upon delivery of the goods or services and satisfaction of all performance obligations in accordance with the agreed terms.

Revenue is presented net of any applicable taxes collected on behalf of governmental authorities.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, *Stock-Based Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cost of sales

Costs of goods sold include the cost of goods sold, supplies and materials and cost of packaging.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024 and 2023 amounted to $89,540 and $92,279, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 13, 2025, which is the date the financial statements were available to be issued.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (ASC 326), which requires the measurement and recognition of expected credit losses for financial assets. The Company adopted this standard in 2023; adoption did not have a material impact as the Company's financial assets consist primarily of cash and a related-party loan receivable considered collectible.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (ASC 470) and Derivatives and Hedging (ASC 815). The Company evaluated its Simple Agreements for Future Equity (SAFEs) under this guidance and concluded equity classification was appropriate.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (ASC 740): Simplifying the Accounting for Income Taxes. Adoption did not have a material impact on the Company's financial statements.

The Company adopted ASC 842, Leases, effective January 1, 2022. The adoption did not have a material impact on the Company's financial statements as the Company does not currently maintain any lease arrangements.

Management does not believe other recently issued ASUs will have a material impact on the Company's financial statements.

3.   PROPERTY AND EQUIPMENT, NET

As of December 31, 2024 and 2023, property and equipment consist of the following:

As of Year Ended December 31,	2024	2023
Office equipment	$ 15,687	$ 5,687
Coffee machine	552,293	1,241,050
Machinery & Equipment	246,994	187,897
Kitchen/Cafe Equipments	66,381	-
Robot Module	1,656,779	844,306
Property and Equipment, at Cost	**2,538,134**	**2,278,941**
Accumulated depreciation	(783,681)	(410,155)
Property and Equipment, Net	**$ 1,754,453**	**$ 1,868,786**

Depreciation expenses for property and equipment for the fiscal years ended December 31, 2024 and 2023 were $373,526 and $122,479, respectively.

4. INTANGIBLE ASSETS

As of December 31, 2024 and 2023, intangible asset consists of:

As of Year Ended December 31,	2024	2023
Patent - in progress	$ 10,077	$ 10,077
Patents, copyrights, & franchises	120	-
Intangible assets, at cost	10,197	10,077
Accumulated amortization	-	-
Intangible assets, Net	$ 10,197	$ 10,077

5. SIMPLE AGREEMENTS FOR FUTURE EQUITY ("SAFES")

In 2024, the Company issued a Simple Agreements for Future Equity ("SAFEs") to investors as a source of financing with total proceeds of $250,000. Each SAFE has no stated maturity date or interest provision. The SAFE provides the investor with the right to receive either (i) a variable number of shares of the Company's preferred stock upon a qualified equity financing, or (ii) cash or securities upon the occurrence of a liquidity or dissolution event, equal to the greater of the purchase amount or the value of the conversion amount.

Because the SAFE contains provisions that (i) require repayment in cash upon a dissolution or liquidity event (events outside the Company's control), and (ii) provide for settlement in a variable number of shares tied to a fixed dollar amount, management concluded that the SAFE must be classified as a liability under ASC 480, *Distinguishing Liabilities from Equity*.

The SAFE is accounted for as a freestanding financial instrument and is initially recorded at fair value. Subsequent changes in fair value are recognized in earnings each reporting period. Management estimates the fair value of SAFEs using a probability-weighted expected return model, considering (i) the Company's enterprise valuation, (ii) the contractual valuation cap, (iii) the probability and timing of equity financing, liquidity, or dissolution events, and (iv) applicable discount rates.

During 2024, the Company recognized a remeasurement loss of $4,375, resulting in a year-end SAFE liability of $245,625. No SAFEs were outstanding as of December 31, 2023.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2024 and 2023, 5,370,934 and 5,273,437 shares of common stock, respectively, were issued and outstanding. Holders of common stock are entitled to one vote per share, to dividends if and when declared by the Board of Directors, and to share ratably in the Company's assets upon liquidation, subject to the rights of any preferred stockholders.

Series Pre-A1 Preferred Stock

The Company is authorized to issue 101,125 shares of Series Pre-A1 Preferred Stock with a $0.0001 par value. As of December 31, 2024 and 2023, 101,125 shares have been issued and are outstanding.

Series Pre-A2 Preferred Stock

The Company is authorized to issue 342,273 shares of Series Pre-A2 Preferred Stock with a $0.0001 par value. As of December 31, 2024 and 2023, 342,273 shares have been issued and are outstanding.

Series Pre-A3 Preferred Stock

The Company is authorized to issue 2,011,456 shares of Series Pre-A3 Preferred Stock with a $0.0001 par value. As of December 31, 2024 and 2023, 2,011,456 shares have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 1,091,225 shares of Series Preferred Stock with a $0.0001 par value. As of December 31, 2024 and 2023, 1,091,225 shares have been issued and are outstanding.

Series CF Preferred Stock

The Company is authorized to issue 685,654 shares of Series Preferred Stock with a $0.0001 par value. As of December 31, 2024 and 2023, 685,654 and nill shares have been issued and are outstanding, respectively.

Additional Paid-In Capital

Additional paid-in capital primarily represents amounts contributed by shareholders in excess of par value. During the years ended December 31, 2024 and 2023, stockholders contributed $2,181,157 and $1,044,261, which was recorded as additional paid-in capital.

7.   SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,725,381 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2024	2023
Expected life (years)	10.00	10.00
Risk-free interest rate	4.58%	3.95%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at January 1, 2023	492,191	$ 0.32	3.22
Granted	22,567	$ 0.05	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2023	514,758	$ 0.38	2.29
Exercisable Options at December 31, 2023	497,833	$ 0.38	2.29
Granted	14,087	$ 0.03	
Exercised	(97,497)	$ -	
Expired/Cancelled	(2,000)	$ -	
Outstanding at December 31, 2024	429,348	$ 0.49	1.45
Exercisable Options at December 31, 2024	418,783	$ 0.49	1.45

Stock option expenses for the years ended December 31, 2024 and 2023 were $2,453 and $7,600, respectively.

8.   LEASES

In 2022, the Company entered into an operating lease agreement with Hudson 1099 Stewart Street, LLC to rent certain business premises on period of sixty months.

In 2024, the Company entered into another operating lease agreement with Bellevue Investors I LLC for its Artly Coffee retail location at West Main Tower I in Bellevue, Washington, with a lease term of ten (10) years.

The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured. Its lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The weighted average lease term as of December 31, 2024, is 11.91 years.

The weighted average discount rate used for the year ended December 31, 2024, was 10%.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2024, are as follows:

	December 31, 2024
2025	$ 36,094
2026	44,524
2027	28,025
2028	19,782
2029	23,084
Thereafter	159,709
Total	**$ 311,217**

9.   INCOME TAXES

The provision for income taxes for the years ended December 31, 2024 and 2023 consists of the following:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (587,892)	$ (605,546)
Valuation Allowance	587,892	605,546
Net Provision for income tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024 and 2023 are as follows:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (1,826,863)	$ (1,238,971)
Valuation Allowance	1,826,863	1,238,971
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal years ended December 31, 2024 and 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $8.7 million and $5.9 million, respectively, and the Company had state net operating loss ("NOL") carryforwards of $8.7 million and $5.9 million, respectively. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024 and 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expenses. As of December 31, 2024 and 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10.   RELATED PARTY

There are no related party transactions as of and for the years ended December 31, 2024 and 2023.

11.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Other commitments

As discussed in Note 5, the Company has issued Simple Agreements for Future Equity ("SAFEs") to investors. The SAFEs do not have stated maturity dates or interest provisions, but they obligate the Company to either (i) issue a variable number of shares of preferred stock upon a qualified equity financing, or (ii) settle in cash or securities upon the occurrence of a liquidity or dissolution event. The ultimate settlement of the SAFEs is contingent upon future events outside the Company's control, including the timing, pricing, and structure of a qualified equity financing or the occurrence of a liquidity or dissolution event. Accordingly, the SAFEs represent contingent obligations of the Company.

12.   GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred net losses of $2.8 million and $2.9 million for the years ended December 31, 2024 and 2023, respectively, and used net cash in operating activities of $2.4 million and $2.8 million, respectively. As of December 31, 2024, the Company had cash of $2.9 million and an accumulated deficit of $8.7 million. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that these financial statements are issued. Management's plans to address these matters include seeking additional equity and/or debt financing and implementing cost-containment initiatives. While the Company has historically raised financing, no committed financing had been obtained and no cost-reduction measures sufficient to offset projected cash outflows had been fully implemented as of the issuance date. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024 through November 13, 2025, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.